DLA Piper LLP (US)
401 Congress Avenue, Suite 2500
Austin, Texas 78701-3799
www.dlapiper.com

John J. Gilluly III, P.C.
john.gilluly@dlapiper.com
T 512.457.7090
F 512.721.2290

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”

February 25, 2014

VIA OVERNIGHT DELIVERY

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Barbara C. Jacobs, Assistant Director
Jan Woo, Attorney-Advisor
Ryan Rohn, Staff Accountant
Craig Wilson, Senior Chief Accountant

Re:	Q2 Holdings, Inc.
Registration Statement on Form S-1
File No. 333-193911
Option Pricing Review

Ladies and Gentlemen:

We are submitting this letter on behalf of Q2 Holdings, Inc. (the “Company”) in connection with the review by the staff (the “Staff’) of the Securities and Exchange Commission (the “Commission”) of the Company’s Registration Statement on Form S-1 (File No. 333-193911) (the “Registration Statement”).  Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83 and the Freedom of Information Act.

The purposes of this letter are (i) to provide an update to the Staff regarding offering timing considerations and (ii) to notify the Staff that the price range to be included on the cover of the Company’s preliminary prospectus is expected to be a two dollar range between $[***]-

Division of Corporation Finance	CONFIDENTIAL TREATMENT
February 25, 2014	REQUESTED BY Q2 HOLDINGS, INC.

$[***] per share, so that the Staff can complete its review of the Company’s option pricing and fair value determinations.

Timing Considerations

The Company advises the Staff that it anticipates printing its preliminary prospectus on March 5, 2014, and commencing its road show on March 7, 2014, with a target pricing date of March 19, 2014.  The Company will set forth a bona fide preliminary price range in a pre-effective amendment to the Registration Statement prior to the distribution of any preliminary prospectus.

Previously Provided Information

The section captioned “Stock-Based Compensation” on page 64 in the Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) section of the Registration Statement includes a detailed explanation of (i) the Company’s approach to accounting for stock-based compensation, (ii) the methodology used by the Company to determine the fair value of its common stock on dates when stock options were granted by the Company’s Board of Directors and (iii) the factors that caused the fair value to change over time. As detailed in the Registration Statement, the Company and its Board of Directors have consistently sought to comply with the form and substance of the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “AICPA Practice Aid”).  The Company obtained contemporaneous independent valuations performed in accordance with the AICPA Practice Aid from a nationally recognized independent valuation firm and acted in good faith to ensure that all relevant business developments were taken into account in making valuation determinations and that the valuations obtained were truly “contemporaneous,” as that term is defined in the AICPA Practice Aid.

Grants of Options on January 24, 2014 and February 19, 2014

The Company’s Board of Directors granted options to purchase 1,741,780 shares and 11,000 shares on January 24, 2014 and February 19, 2014, respectively, in each case at an exercise price of $8.35 per share, which was deemed to be equal to the fair value of the common stock on the date of grant, based in part on a third-party valuation of the Company’s common stock as of December 31, 2013.

After giving consideration to numerous different valuation methodologies, the third-party valuation firm used the Probability Weighted Expected Return Method (“PWERM”) approach to value the Company’s common stock, which approach is described in more detail on page 66 of the MD&A.  The third party valuation firm’s PWERM analysis reflected a 45% probability that

Division of Corporation Finance	CONFIDENTIAL TREATMENT
February 25, 2014	REQUESTED BY Q2 HOLDINGS, INC.

the Company would complete an initial public offering in the first quarter of 2014, a 45% probability that the Company would complete an initial public offering in the second quarter of 2014, a 5% probability that the Company would complete an initial public offering in the fourth quarter of 2014, and a 5% probability of an acquisition of the Company in the second quarter of 2014.  The valuation report further applied a discount factor of 23% to reflect the value of the common stock on a non-marketable, minority basis.  At the time of the grants on January 24, 2014 and February 19, 2014, the Board of Directors carefully considered all relevant information available to it, and determined that there were no material changes in the Company’s business since December 31, 2013 or between January 24, 2014 and February 19, 2014, or in the assumptions upon which the valuation was based, that affected the fair value of the Company’s common stock on such dates.

On each of January 24, 2014 and February 19, 2014, the Company did not know and was not able to predict the precise price range to be included in the preliminary prospectus or the initial public offering price. Based in part on the third-party valuation and the Company’s Board of Directors’ good faith assessment of various objective and subjective factors as described on pages 65-66 of the MD&A, the Company’s Board of Directors determined the fair value per share of common stock was $8.35 at each of January 24, 2014 and February 19, 2014.

Increase in Value from January 24, 2014 and February 19, 2014 to February 24, 2014

In connection with its efforts to evaluate whether to pursue a public offering in the first quarter of 2014, the Company requested that representatives of the managing underwriters provide the Company with an estimated valuation range.  On February 24, 2014, representatives of the underwriters, in consultation with the Company, recommended including a two dollar price range between $[***]-$[***] per share for the Company’s offering on the cover of the prospectus to be included in a pre-effective amendment to the Registration Statement, assuming the offering were to close on or before March 31, 2014. At that time, representatives of the underwriters indicated to the Company that the proposed range was subject to fluctuation based on market conditions.

The Company believes the difference between the Company’s determination of fair value on January 24, 2014 and February 19, 2014 from the anticipated price range to be included on the cover of the prospectus to be included in a pre-effective amendment to the Registration Statement results primarily from the following factors:

•                  Enhanced Balance Sheet and Financial Resources. The proceeds of a successful public offering would substantially strengthen the Company’s balance sheet as a result of increased cash. Additionally, the completion of a public offering would provide the Company with access to the public company debt and equity markets.

Division of Corporation Finance	CONFIDENTIAL TREATMENT
February 25, 2014	REQUESTED BY Q2 HOLDINGS, INC.

•                  Enhanced Liquidity and Marketability of the Company’s Stock. The valuation of the Company’s common stock as determined by its Board of Directors on January 24, 2014 and February 19, 2014 reflected the illiquidity of the Company’s common stock on those dates and the uncertainty of the Company’s public offering.  The valuation reflected in the anticipated price range to be set forth on the cover of the Company’s preliminary prospectus assumes a successful offering and represents an estimate of the fair value of the unrestricted, freely tradeable stock that would be sold in the public offering market without liquidity and marketability discounts.

•                  IPO Scenario Probability. The December 31, 2013 third-party valuation report that was used by the Company’s Board of Directors as part of its determination of the fair value of the Company’s common stock on January 24, 2014 and February 19, 2014 assumed that there was a 45% probability of an initial public offering prior to March 31, 2014 and a 45% probability of an initial public offering prior to June 30, 2014.  However, the anticipated price range to be set forth on the cover of the Company’s preliminary prospectus assumes the successful completion of a public offering, resulting in an increased common stock valuation as compared to its prior valuations.

•                  Conversion of Preferred Stock. The holders of the Company’s preferred stock currently enjoy substantial economic rights and preferences over the holders of its common stock.  In particular, holders of the Company’s preferred stock are entitled to receive liquidation and/or redemption preferences prior to payments to holders of its common stock.  The holders of the Company’s preferred stock also have anti-dilution protection under certain circumstances and special voting rights.  The anticipated price range to be set forth on the cover of the Company’s preliminary prospectus assumes the conversion of its preferred stock into common stock upon the completion of its initial public offering.  The corresponding elimination of the preferences and rights enjoyed by the holders of such preferred stock results in an increased common stock valuation.

Conclusion

The Company believes that the actions taken by its Board of Directors to estimate the fair value of the Company’s common stock complied with the requirements of the Financial Accounting Standards Board’s Accounting Standards Codification Topic 718 (formerly Statement of Financial Accounting Standards No. 123(R), Share-Based Payment), the AICPA Practice Aid and the regulations regarding the granting of stock options to employees in the

Division of Corporation Finance	CONFIDENTIAL TREATMENT
February 25, 2014	REQUESTED BY Q2 HOLDINGS, INC.

United States as “incentive stock options” under the Company’s 2007 Stock Plan, as amended, and the Internal Revenue Code of 1986, as amended.  The Company further believes that the fair values determined by its Board of Directors for the common stock applicable to each stock option grant are appropriate and demonstrate the good faith efforts of the Company’s Board of Directors to consider all relevant factors in determining fair value at each valuation date.

Please direct your questions or comments regarding this letter to the undersigned by telephone to (512) 457-7090 or by email to john.gilluly@dlapiper.com.

We and the Company appreciate the Staff’s attention to this matter.

Very truly yours,

DLA Piper LLP (US)

/s/ John J. Gilluly III, P.C.

John J. Gilluly III, P.C.
Partner

Enclosures

cc:	Matthew P. Flake (Q2 Holdings, Inc.)
Jennifer N. Harris (Q2 Holdings, Inc.)
J. Robert Suffoletta (Wilson Sonsini Goodrich & Rosati, Professional Corporation)